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                                                                      EXHIBIT 99



FOR IMMEDIATE RELEASE

CORPORATE RELEASE


    STATS ESTABLISHES S$500 MILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

SINGAPORE AND MILPITAS, CALIFORNIA, JANUARY 10, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider today announced that it has established a S$500 million Multicurrency Medium Term Note Programme ("MTN Programme"). Citicorp Investment Bank (Singapore) Limited was appointed as the arranger and manager for the MTN Programme.

Under the MTN Programme, STATS may from time to time issue notes in series or tranches ("Notes") in S$ or any other currencies as may be agreed between the dealers of the MTN Programme and STATS. Each series or tranche of the Notes may be issued in various amounts and terms, and may bear fixed or floating rates of interest.

The Notes will constitute direct, unconditional, unsecured and unsubordinated obligations of STATS ranking pari passu, without any preference or priority among themselves, and pari passu, with all other unsecured obligations (other than subordinated obligations and priorities created by law) of STATS.

Proceeds from the MTN Programme will be used for general corporate purposes including capital expenditure, working capital and investments of STATS and its subsidiaries.

Tan Lay Koon, Chief Financial Officer said: "We have established the MTN Programme to provide STATS with financing options and flexibility to access the capital markets as and when the need arises. With a healthy cash position of US$151.8 million in cash and cash equivalent at the end of the third quarter 2001, we have no immediate need to raise any funds at this moment. The MTN Programme will however allow us to raise funds from the capital markets at short notice should the need arises."

The Singapore Exchange Securities Trading Limited ("SGX-ST") has given its in-principle approval for the listing and quotation of the Notes.

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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SINGAPORE CONTACTS :
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
Elaine Ang                                                Khor Hwee Eng
Manager, Investor Relations/Corporate Communications      Senior Marcom Executive
Tel : (65) 751 1738, Fax : (65) 755 1585                  Tel : (65) 751 1291, Fax : (65) 755 5431
email : angelaine@stats.st.com.sg                         email: khorhweeeng@stats.st.com.sg
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US CONTACTS :

Drew Davies                                               Lisa Lavin
Director, Investor Relations                              Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                               email : lavinl@statsus.com
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